August 8, 2005


Mr. Greg Golkov
Chief Financial Officer, Five Star Products, Inc.
777 Westchester Ave, Fourth Floor
White Plains, NY  10604

Re:	Five Star Products, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the fiscal quarter ended March 31, 2005
      File No. 0-25869

Dear Mr. Golkov:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732,
Anne
McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3768.

Sincerely,


John Cash
Branch Chief
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Greg Golkov
Five Star Products, Inc.
August 8, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE